Filed pursuant to Rule 424(b)(5)
Registration No. 333-153692

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 6, 2008)

4,600,000 Shares
Common Stock

We are offering 4,600,000 shares of our common stock to be sold in this offering. Our common stock is traded on The NASDAQ Global Select Market under the symbol “FCBC.” On June 4, 2009, the closing sale price of our common stock was $14.39 per share, as reported on The NASDAQ Global Select Market.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Share	Total

Public offering price	$12.50	$57,500,000
Underwriting discounts and commissions	$0.75	$3,450,000
Proceeds to us (before expenses)	$11.75	$54,050,000

The underwriters have the option to purchase up to an additional 690,000 shares of our common stock at the public offering price, less underwriting discount and commissions, within 30 days from the date of this prospectus supplement solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares through the facilities of The Depository Trust Company against payment on or about June 10, 2009.

RAYMOND JAMES

The date of this prospectus supplement is June 4, 2009

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us, the common stock offered hereby and other securities that we may offer from time to time, some of which information may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of this offering in the prospectus supplement differs from the description in the accompanying prospectus or any document incorporated by reference filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, “First Community,” the “Company,” “we,” “our,” “ours,” and “us” refer to First Community Bancshares, Inc., which is a financial holding company headquartered in Bluefield, Virginia, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “First Community Bank” or the “Bank” refer to First Community Bank, N.A., a national banking association, which is our principal banking subsidiary. Unless specifically indicated, such references do not include the business or operations of TriStone Community Bank, which is the subject of a pending merger into the Bank.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military

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conflicts, which could impact business and economic conditions in the United States and abroad;

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board; inflation, interest rate, market and monetary fluctuations;

•	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	The willingness of users to substitute competitors’ products and services for our products and services;

•	The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	Technological changes;

•	The effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	The growth and profitability of non-interest or fee income being less than expected;

•	Changes in the level of our non-performing assets and charge-offs;

•	The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•	Possible other-than-temporary impairments of securities held by us;

•	The impact of current governmental efforts to restructure the U.S. financial regulatory system;

•	Changes in consumer spending and savings habits; and

•	Unanticipated regulatory or judicial proceedings.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus supplement and the accompanying prospectus, and in the information incorporated by reference herein and therein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate First Community. Any investor in First Community should consider all risks and uncertainties disclosed in our filings with the SEC described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. To understand the terms of the common stock offered by this prospectus, you should read this prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Where You Can Find More Information.” Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

The Company

We are a financial holding company incorporated under the laws of the State of Nevada and serve as the holding company for First Community Bank. Through First Community Bank, we provide financial, trust and investment advisory services and insurance products to individuals and commercial customers through 71 locations in Virginia, West Virginia, North Carolina, South Carolina and Tennessee. The Company is also the parent of GreenPoint Insurance Group, Inc., a North Carolina-based full-service insurance agency offering commercial and personal lines. The Bank is the parent of Investment Planning Consultants, Inc., a registered investment advisory firm that offers wealth management and investment advice. Our common stock is traded on The NASDAQ Global Select Market under the symbol “FCBC.”

We have focused our growth efforts on building financial partnerships and more enduring and complete relationships with businesses and individuals through a very personal and local approach to banking and financial services. We and our operations are guided by a strategic plan which includes growth through acquisitions and through office expansion in new market areas including strategically identified metro markets in the five states noted above in which we conduct our business. While our mission remains that of a community bank, management believes that entry into new markets will accelerate our growth rate by diversifying the demographics of our customer base and customer prospects and by generally increasing our sales and service network.

As of March 31, 2009, we had total assets of $2.20 billion, total stockholders’ equity of $217.71 million, net loans held for investment of $1.26 billion, demand deposits of $721.89 million, and total deposits of $1.58 billion.

Our principal executive offices are located at One Community Place, Bluefield, Virginia 24605 and our telephone number is (276) 326-9000. Our Internet address is http://www.fcbinc.com. The reference to our website address does not constitute incorporation by reference of the information contained on the website, which should not be considered part of this prospectus supplement or the accompanying prospectus.

Recent Developments

On April 2, 2009, we signed a definitive agreement providing for the acquisition of TriStone Community Bank, or TriStone. TriStone is a North Carolina-chartered bank that was established in 2004 and which is headquartered in Winston-Salem, North Carolina. At December 31, 2008, TriStone had $152.42 million of total assets, $126.84 million in total deposits and $14.28 million in total equity. The loan portfolio is predominantly composed of 1-4 family and commercial /multi-family real estate loans, which comprised 27.7% and 31.4% of the portfolio, respectively, at December 31, 2008. The remaining loan portfolio segments at December 31, 2008 consisted of: consumer (14.1%), construction and development (13.9%) and commercial business (13.9%). At December 31, 2008, TriStone had non-performing assets totaling $1.05 million and a loan loss reserve of $1.2 million.

The definitive agreement provides for the exchange of .5262 shares of our common stock for each outstanding share of TriStone common stock upon completion of the merger of TriStone with and into First Community Bank. The merger is subject to the receipt of applicable regulatory approvals and approval by the stockholders of TriStone, and is expected to close in the third quarter of 2009.

The Offering

Issuer	First Community Bancshares, Inc.

Common stock offered by us, excluding the underwriters’ over-allotment option	4,600,000 Shares

Common stock outstanding prior to this offering	11,596,949 Shares(1)

Common stock outstanding after this offering, excluding the underwriters’ over-allotment option	16,196,949 Shares(1)

Over-allotment option	690,000 Shares

Net proceeds	The net proceeds, after underwriting discounts and estimated expenses, to us from the sale of the common stock offered will be approximately $53.81 million (or approximately $61.92 million if the underwriters exercise their over-allotment option in full).

Use of proceeds	We intend to use the net proceeds of this offering (i) for general corporate purposes, (ii) to repurchase, before the end of the year, subject to receipt of approval from our banking regulators, the fixed rate cumulative perpetual preferred stock, series A, or the Series A Preferred Stock, that we issued to the U.S. Department of the Treasury, or the Treasury, in November 2008, and (iii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of other financial institutions. We expect to use approximately $41.5 million of the net proceeds from this offering to repurchase the Series A Preferred Stock, subject to receipt of approval from our banking regulators.

The NASDAQ Global Select Market symbol	FCBC

(1)	Based on the number of shares of our common stock outstanding as of May 29, 2009, which excludes 252,091 of our common stock issuable under our stock compensation plans and 176,546 shares of our common stock issuable upon the exercise of a warrant held by the U.S. Department of the Treasury. If we raise “qualifying capital” of at least $41.5 million prior to December 31, 2009, then the number of shares of common stock underlying the warrant issued to the Treasury will be reduced by 50%, or 88,273 shares. The proceeds from this offering will constitute “qualifying capital.” In addition, the number of shares shown does not include approximately 789,300 shares of our common stock to be issued to TriStone shareholders in connection with our acquisition of TriStone or up to 117,055 shares of our common stock issuable in connection with prior acquisitions.

Risk Factors

Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-6 and the other information included in this prospectus supplement and the accompanying prospectus before investing in our securities.

Summary Selected Consolidated Financial Information

The following table sets forth summary historical consolidated financial information as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (which has been derived from our audited consolidated financial statements), and as of and for the three months ended March 31, 2009 and 2008. The summary historical financial information as of and for the three months ended March 31, 2009 and 2008 is unaudited. The unaudited financial information as of and for the three months ended March 31, 2009 and 2008 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such period. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results of operations to be expected for the full year or any future period. The following summary selected consolidated financial information should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which have been filed with the SEC and are incorporated herein by reference.

	At or for the
	Quarter Ended March 31,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Amounts in thousands, except per share data)

Balance Sheet Summary (at end of period)
Securities(1)	$558,135	$610,928	$529,393	$676,195	$528,389	$428,554	$410,218
Loans held for sale	1,445	2,116	1,024	811	781	1,274	1,194
Loans, net of unearned income	1,276,790	1,179,504	1,298,159	1,225,502	1,284,863	1,331,039	1,238,756
Allowance for loan losses	16,555	12,862	15,978	12,833	14,549	14,736	16,339
Total assets	2,199,141	2,065,113	2,133,314	2,149,838	2,033,698	1,952,483	1,830,822
Deposits	1,583,444	1,358,953	1,503,758	1,393,443	1,394,771	1,403,220	1,356,719
Borrowings	396,694	474,889	381,791	517,843	406,556	335,885	274,212
Total liabilities	1,981,431	1,856,135	1,912,972	1,932,740	1,820,968	1,757,982	1,647,589
Stockholders’ equity	217,710	208,978	220,342	217,098	212,730	194,501	183,233
Summary of Earnings
Total interest income	$26,863	$29,547	$110,765	$127,591	$120,026	$109,508	$96,136
Total interest expense	10,430	13,187	44,930	59,276	48,381	35,880	26,953
Provision for loan losses	2,087	323	7,422	717	2,706	3,706	2,671
Non-interest income	8,633	9,141	32,297	24,831	21,323	22,305	17,329
Investment securities impairment	209	—	29,923	—	—	—	—
Non-interest expense	15,194	16,283	60,516	50,463	49,837	55,591	48,035
Income from continuing operations before income taxes	7,576	8,895	271	17,135	19,102	14,331	18,477
Income tax (benefit) expense	2,346	2,583	(2,810)	12,334	11,477	10,191	9,786
Income from continuing operations	5,230	6,312	3,081	29,632	28,948	26,445	26,020
Loss from discontinued operations before income taxes	—	—	—	—	—	(233)	(5,746)
Income tax benefit from discontinued operations	—	—	—	—	—	(91)	(2,090)
Loss from discontinued operations	—	—	—	—	—	(142)	(3,656)
Net income	5,230	6,312	3,081	29,632	28,948	26,303	22,364
Dividends on preferred stock	571	—	255	—	—	—	—
Net income available to common shareholders	4,659	6,312	2,826	29,632	28,948	26,303	22,364

	At or for the
	Quarter Ended March 31,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)

Per Share Data
Basic earnings per common share	$0.40	$0.57	$0.26	$2.64	$2.58	$2.33	$1.99
Basic earnings per common share-continuing operations	0.40	0.57	0.26	2.64	2.58	2.35	2.32
Basic loss per common share-discontinued operations	—	—	—	—	—	(0.02)	(0.33)
Core earnings per common share(2)(3)	0.41	*	2.01	*	*	*	*
Diluted earnings per common share	0.40	0.57	0.25	2.62	2.57	2.32	1.97
Diluted earnings per common share-continuing operations	0.40	0.57	0.25	2.62	2.57	2.33	2.29
Diluted loss per common share-discontinued operations	—	—	—	—	—	(0.01)	(0.32)
Core diluted earnings per common share(3)(4)	0.41	*	2.00	*	*	*	*
Cash dividends per common share(5)	—	0.28	1.12	1.08	1.04	1.02	1.00
Book value per common share at period-end	15.20	18.98	15.46	19.61	18.92	17.29	16.29
Selected Ratios
Return on average assets	0.87%	1.21%	0.14%	1.39%	1.46%	1.37%	1.24%
Return on average assets-continuing	0.87	1.21	0.14	1.39	1.46	1.38	1.45
Return on average equity	10.61	11.66	1.40	13.54	14.32	13.79	12.53
Return on average equity-continuing	10.61	11.66	1.40	13.54	14.32	13.87	14.58
Average equity to average assets	10.09	10.41	9.86	10.30	10.21	9.91	9.88
Average equity to average assets-continuing	10.09	10.41	9.86	10.30	10.21	9.91	9.96
Dividend payout ratio per common share	NM	49.12	430.77	40.91	40.31	43.78	50.25
Net interest margin	3.73	3.78	3.88	3.80	4.22	4.39	4.41
Efficiency ratio(6)	58.25	58.00	57.54	51.20	51.05	53.83	53.18
Asset Quality Ratios
Non-performing loans as a percentage of total loans	0.83%	0.27%	0.98%	0.24%	0.30%	0.25%	0.42%
Non-performing assets as a percentage of total loans and other real estate owned	1.07	0.30	1.08	0.28	0.32	0.36	0.53
Net charge-offs to average loans outstanding	0.47	0.10	0.45	0.19	0.22	0.38	0.24
Allowance for loan losses to total loans outstanding	1.30	1.09	1.23	1.05	1.13	1.11	1.32
Allowance for loan losses as a percentage of non-performing loans	155.8	410.0	125.2	439.0	381.6	434.2	316.2
Allowance for loan losses as a percentage of non-performing assets	120.5	363.6	113.4	370.0	357.4	307.4	248.0
Capital Ratios(7)
Total capital to risk-weighted assets	12.64%	12.70%	12.91%	12.34%	12.69%	11.65%	12.09%
Tier 1 capital to risk-weighted assets	11.70	11.78	11.92	11.45	11.60	10.54	10.80
Tier 1 capital to average assets (leverage)	9.77	8.32	9.75	8.09	8.50	7.77	7.62

(1)	Reflects the reclassification during 2004 of Federal Reserve Bank and Federal Home Loan Bank stock from securities available for sale to other assets, consistent with the 2005-2008 presentation.
(2)	Core basic earnings per common share is a non-GAAP measure which considers net income per common share without taking into consideration non-cash impairment charges on certain investment securities that have occurred. The reconciliation of core basic earnings per share to basic earnings per share is as follows:

	For the	For the
	Quarter Ended	Year Ended
	March 31,	December 31,
	2009	2008

Basic earnings per common share	$0.40	$0.26
Securities impairment, net of taxes	0.01	1.75
Core basic earnings per common share	0.41	2.01

(3)	We believe that this information is useful to investors and can aid them in understanding our current performance and financial condition. While core earnings can be useful in evaluating current performance, we do not believe that core earnings are a substitute for net income calculated in accordance with Generally Accepted Accounting Principles, or GAAP. We encourage investors and others to use core earnings as a supplemental tool for analysis and not as a substitute for GAAP net income. Our non-GAAP measures may not be comparable to the non-GAAP measures of other companies. In addition, future results of operations may include nonrecurring items that would not be included in core earnings.

(footnotes continued on following page)

(4)	Core diluted earnings per common share is a non-GAAP measure which considers net income per common share without taking into consideration non-cash impairment charges on certain investment securities that have occurred. The reconciliation of core diluted earnings per share to diluted earnings per share is as follows:

	For the	For the
	Quarter Ended	Year Ended
	March 31,	December 31,
	2009	2008

Diluted earnings per common share	$0.40	$0.25
Securities impairment, net of taxes	0.01	1.75
Core diluted earnings per common share	0.41	2.00

(5)	We paid a cash dividend aggregating $1.16 million, or $0.10 per share, in April 2009.
(6)	The efficiency ratio is a non-GAAP financial measure of operating expense control and efficiency of operations. Management believes this ratio better focuses attention on the core operating performance of the Company over time than does a GAAP-based ratio, and is useful in comparing period-to-period operating performance of our core business operations. This ratio is used by management as part of its assessment of its performance in managing noninterest expenses. However, this measure is supplemental and is not a substitute for an analysis of performance based on GAAP measures. Investors are cautioned that the efficiency ratio used by us may not be comparable to efficiency ratios reported by other financial institutions. The efficiency ratio is comprised of noninterest expenses as a percentage of net interest income plus noninterest income. Noninterest expenses used in the calculation exclude amortization of intangibles and non-recurring expenses. Income for the ratio is increased for the favorable effect of tax-exempt income, and excludes securities gains and losses, which vary widely from period to period without appreciably affecting operating expenses, non-recurring gains and losses, and other-than-temporary impairment charges. The reconciliation of the non-GAAP efficiency ratio to a GAAP ratio is as follows:

	At or for the
	Quarter
	Ended
	March 31,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands)

GAAP-based efficiency ratio
Noninterest expenses	$15,194	$16,283	$60,516	$50,463	$49,837	$55,591	$48,035
Net interest income plus noninterest income	24,857	25,501	68,209	93,146	92,968	95,933	86,512
GAAP-based efficiency ratio	61.13%	63.85%	88.72%	54.18%	53.61%	57.95%	55.52%

Non-GAAP efficiency ratio
Noninterest expenses — GAAP-based	$15,194	$16,283	$60,516	$50,463	$49,837	$55,591	$48,035
Less non-GAAP adjustments:
Foreclosed property expense	(55)	(85)	(382)	(185)	(248)	(288)	(500)
Amortization of intangibles	(245)	(160)	(689)	(467)	(410)	(435)	(399)
Prepayment penalties on FHLB advances	—	(1,647)	(1,647)	—	—	(3,794)	—
Other non-core, non-recurring expense items	—	—	(51)	(100)	(581)	—	—

Adjusted non-interest expenses	$14,894	$14,391	$57,747	$49,711	$48,598	$51,074	$47,136

Net interest income plus noninterest income — GAAP-based	$24,857	$25,501	$68,209	$93,146	$92,968	$95,933	$86,512
Plus non-GAAP adjustment:
Tax-equivalency	916	1,131	4,133	4,470	4,010	4,072	3,719
Less non-GAAP adjustments:
Security gains	(411)	(1,820)	(1,899)	(411)	(75)	(753)	(1,604)
Other-than-temporary security impairments	209	—	29,923	—	—	—	—
Branch sale gains	—	—	—	—	(1,035)	(4,366)	—
Other non-core, non-recurring income items	—	—	—	(104)	(676)	—	—

Adjusted net interest income plus noninterest income	$25,571	$24,812	$100,366	$97,101	$95,192	$94,886	$88,627

Non-GAAP efficiency ratio	58.25%	58.00%	57.54%	51.20%	51.05%	53.83%	53.18%

(7)	Capital ratios are those of the Company.
*	We calculated the core earnings per common share only for the periods ended March 31, 2009 and December 31, 2008.
NM Not meaningful

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

Stock price volatility may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated variations in quarterly results of operations;

•	Recommendations by securities analysts;

•	Operating and stock price performance of other companies that investors deem comparable to us;

•	News reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

•	Perceptions in the marketplace regarding us and/or our competitors;

•	New technology used, or services offered, by competitors;

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	Changes in government regulations; and

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results as evidenced by the current volatility and disruption of capital and credit markets.

The trading volume in our common stock is less than that of other larger financial services companies which may adversely affect the price of our common stock.

Although our common stock is traded on The NASDAQ Global Select Market, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the our stock price to fall.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, or FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

There may be future sales or other dilutions of our equity which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our stockholders bear the risk of any future stock issuances reducing the market price of our common stock and diluting their stock holdings in us. The exercise of the underwriters’ over-allotment option, the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, the issuance of shares of common stock in acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock, may materially adversely affect the terms upon which we may be able to obtain additional capital in the future through the sale of equity securities. In addition, future issuances of shares of our common stock will be dilutive to existing stockholders.

In connection with its purchase of the Series A Preferred Stock, the Treasury received a warrant to purchase 176,546 shares of our common stock at an initial per share exercise price of $35.26, subject to adjustment, which expires ten years from the issuance date. The issuance of any additional shares of common stock as a result of exercise of the warrant held by the Treasury or the issuance of any other common stock or convertible securities could dilute the ownership interest of our existing common stockholders. The market price of our common stock could decline as a result of this offering as well as other sales of a large block of shares of our common stock in the market after this offering, or the perception that such sales could occur. If we raise “qualifying capital” of at least $41.5 million prior to December 31, 2009, then the number of shares of common stock underlying the warrant issued to the Treasury will be reduced by 50%, or 88,273 shares. The proceeds from this offering will constitute “qualifying capital”.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if the Bank’s capital ratios fall below the required minimums, we could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes or preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent we require such dividends in the future, may affect our ability to pay our obligations and pay dividends.

We are a separate legal entity from the Bank and our other subsidiaries, and we do not have significant operations of our own. We have historically depended on the Bank’s cash and liquidity as well as dividends to pay our operating expenses and dividends to stockholders. Recently, we announced a reduction of the quarterly dividend paid on our common stock to $0.10 per share. The reduction in the dividend rate was made primarily to enhance the Company’s capital position, and we expect such reduction to be temporary.

The availability of dividends from the Bank is limited by various statutes and regulations. Under the National Bank Act, without prior approval from the Office of the Comptroller of the Currency, or OCC, the Bank’s primary regulator, a national bank such as the Bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the bank for that year and the retained net income of the bank for the preceding two years. As a result of reduced net income during 2008 due to impairment charges on certain of our investment securities and increased provisions for loan losses, as well as the payment of a special dividend by the Bank to permit us to purchase certain trust preferred securities from the Bank in order to reduce the Bank’s holdings of the securities of certain issuers in order to comply with regulatory limits on investment concentrations, we currently need to receive permission of the OCC for the Bank to pay dividends to us. We believe that our cash and liquid securities are sufficient to pay our expenses and dividend obligations to our stockholders for 2009, including with respect to the increased number of shares of common stock that are expected to be outstanding after consummation of both the TriStone transaction and this offering, without the need for any dividend from the Bank. However, there can be no assurance that the Bank’s future earnings will be sufficient to permit it to pay dividends to us without the approval of the OCC, or that we will have the capacity to pay dividends on our common stock or Series A Preferred Stock without dividends from the Bank. In addition, it is possible, depending upon the financial condition of the Bank and other factors, that the OCC could assert that payment of dividends or other payments by the Bank are an unsafe or unsound practice. In the event the Bank is unable to pay dividends sufficient to satisfy our obligations or is otherwise unable to pay dividends to us, we may not be able to service our obligations as they become due, including payments required to be made to the FCBI Capital Trust, our business trust subsidiary, or to pay dividends on our Series A Preferred Stock or our common stock. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations, cash flows and prospects.

We are subject to restrictions on our ability to declare or pay dividends and repurchase our shares as a result of our participation in the Treasury’s Troubled Asset Relief Program Capital Purchase Program.

On November 21, 2008, we issued to the Treasury, for aggregate consideration of $41.5 million (i) 41,500 shares of our Series A Preferred Stock, and (ii) a warrant to purchase 176,546 shares of our common stock pursuant to the terms of the Securities Purchase Agreement — Standard Terms with the Treasury, or the Purchase Agreement. (If we raise “qualifying capital” of at least $41.5 million prior to December 31, 2009, then the number of shares of common stock underlying the warrant issued to the Treasury will be reduced by 50%, or 88,273 shares. The proceeds from this offering will constitute “qualifying capital”.) We intend to use a portion of the net proceeds of this offering to repurchase, before the end of the year, the Series A Preferred Stock that we issued to the Treasury. The repurchase of our Series A Preferred Stock is subject to receipt of approval from our banking regulators and there are no assurances when or if such approval will be received.

Under the terms of the Purchase Agreement, our ability to declare or pay dividends on any of our shares is restricted. Specifically, we may not declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Further, we may not increase the dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008, which was $0.28 per share, without the Treasury’s approval until the third anniversary of the investment unless all of the Series A Preferred Stock has been redeemed or transferred.

Our ability to repurchase our shares is also restricted under the terms of the Purchase Agreement. The Treasury’s consent generally is required for us to make any stock repurchases until the third anniversary of the investment by the Treasury unless all of the Series A Preferred Stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the Series A Preferred Stock dividends.

Potential acquisitions may disrupt our business and dilute stockholder value.

In recent years we have been an active acquirer of other entities, both in the banking and insurance sectors. We have sought merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	Potential exposure to unknown or contingent liabilities of the target company;

•	Exposure to potential asset quality issues of the target company;

•	Difficulty and expense of integrating the operations and personnel of the target company;

•	Potential disruption to our business;

•	Potential diversion of our management’s time and attention;

•	The possible loss of key employees and customers of the target company;

•	Difficulty in estimating the value of the target company; and

•	Potential changes in banking or tax laws or regulations that may affect the target company.

We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

On April 2, 2009, we signed a definitive agreement providing for the acquisition of TriStone. TriStone will be merged with and into First Community Bank. The definitive agreement provides for the exchange of .5262 shares of our common stock for each outstanding share of TriStone common stock. The merger is subject to the receipt of applicable regulatory approvals and approval by the stockholders of TriStone, and is expected to close in the third quarter of 2009.

Risks Related to Our Business

Changes in the fair value of our securities may reduce our stockholders’ equity and net income.

At March 31, 2009, $549.7 million of our securities were classified as available-for-sale. At such date, the aggregate unrealized losses on our available-for-sale securities was $115.1 million. We increase or decrease stockholders’ equity by the amount of the change in the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of our available-for-sale securities portfolio, net of the related tax benefit, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported stockholders’ equity, as well as book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold and there are no further credit impairments, the decrease will be recovered over the life of the securities. In the case of equity securities which have no stated maturity, the declines in fair value may or may not be recovered over time.

We conduct a periodic review and evaluation of the entire securities portfolio to determine if the decline in the fair value of any security below its cost basis is other-than-temporary. Factors which we consider in our analysis of debt securities include, but are not limited to, intent to sell the security, evidence available to determine if it is more-likely-than not that the Company will have to sell the securities before recovery of the amortized cost, and probable credit losses. Probable credit losses are evaluated based upon, but are not limited to: the present value of future cash flows, the severity and duration of the decline in fair value of the security below its amortized cost, the financial condition and near-term prospects of the issuer, whether the decline appears to be related to issuer conditions or general market or industry conditions, the payment structure of the security, failure of the security to make scheduled interest or principal payments, and changes to the rating of the security by rating agencies. We generally view changes in fair value for debt securities caused by changes in interest rates as temporary, which is consistent with our experience. If we deem such decline to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged to earnings as a component of non-interest income. For the year ended December 31, 2008, we reported a non-cash other-than-temporary impaired, or OTTI, charge of $29.9 million on our debt securities portfolio. Upon adoption of a new accounting accounting principle, we recaptured $10.2 million of the December 31, 2008 impairment charge as a non-credit related impairment.

Factors that we consider in our analysis of equity securities include, but are not limited to: intent to sell the security before recovery of the cost, the severity and duration of the decline in fair value of the security below its cost, the financial condition and near-term prospects of the issuer, and whether the decline appears to be related to issuer conditions or general market or industry conditions.

We continue to monitor the fair value of our entire securities portfolio as part of our ongoing OTTI evaluation process. No assurance can be given that we will not need to recognize OTTI charges related to securities in the future.

If dividends paid on our investment in the Federal Home Loan Bank of Atlanta continue to be suspended, or if our investment is classified as OTTI or as permanently impaired, our earnings and/or stockholders’ equity could decrease.

We own common stock of the Federal Home Loan Bank of Atlanta, or FHLB, to qualify for membership in the Federal Home Loan Bank system and to be eligible to borrow funds under the FHLB’s advance program. There is no market for our FHLB common stock. The FHLB has reported losses for the quarter ended March 31, 2009 and the year ended December 31, 2008, primarily due to an OTTI charge on its private-label mortgage backed securities portfolio. As a result of the losses, the FHLB also suspended the dividend paid on its common stock. The continued suspension of the dividend will decrease our income. In an extreme situation, it is possible that the capitalization of the FHLB could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in FHLB common stock could be deemed OTTI at some time in the future, and if this occurs, it would cause our earnings and stockholders’ equity to decrease by the after-tax amount of the impairment charge.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. For example, further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

•	Economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business;

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities;

•	The processes we use to estimate our allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation;

•	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs; and

•	We expect to face increased regulation of our industry, and compliance with such regulation may increase our costs, limit our ability to pursue business opportunities, and increase compliance challenges.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, and (ii) the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Based on net interest income simulations conducted as of March 31, 2009, the Company is in a relatively neutral position with respect to interest rate “shocks” that simulate decreases in interest rates of 1% and increases in interest rates of 1% and 2%.

The Bank’s allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, the Bank maintains an allowance for loan losses to provide for probable losses. The Bank’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect the Bank’s operating results. The Bank’s allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, changes in the size and composition of the loan portfolio, and industry information. Also included in management’s estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Bank’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Bank’s loans and allowance for loan losses. Although we believe that the Bank’s allowance for loan losses is adequate to provide for probable losses, we cannot assure you that we will not need to increase the Bank’s allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

There was significant disruption and volatility in the financial and capital markets during 2008 and the first three months of 2009. The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the U.S. and global credit markets, including a significant and rapid deterioration in the mortgage lending and related real estate markets. As a consequence of the difficult economic environment, we experienced losses, resulting primarily from significant provisions for loan losses and substantial impairment charges on our investment securities. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience losses and write-downs of assets, and could face capital and liquidity constraints or other business challenges. A further deterioration in economic conditions, particularly within our geographic region, could result in the following consequences, any of which could have a material adverse effect on our business:

•	Loan delinquencies may further increase causing additional increases in our provision and allowance for loan losses;

•	Problem assets and foreclosures may continue to increase;

•	Demand for our products and services may further decline; and

•	Collateral for loans made by the Bank, especially real estate, may continue to decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

The declining real estate market could impact our business.

Our business activities are conducted in Virginia, West Virginia, North Carolina, South Carolina, Tennessee and the surrounding region. During 2008 and the first quarter of 2009, the real estate market in these regions experienced declines with falling home prices and increased foreclosures. As our net charge-offs increased during this period and in recognition of the continued deterioration in the real estate market and corresponding expected further increases in non-performing assets, we increased our provision for loan losses during 2008 and the first quarter of 2009. A continued downturn in this regional real estate market could hurt our business because of the geographic concentration within this regional area and because the vast majority of our loans are secured by real estate. If there is a further decline in real estate values, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we will be more likely to suffer losses on defaulted loans.

Our level of credit risk is increasing due to our focus on commercial and construction lending, and the concentration on small businesses and middle market customers with heightened vulnerability to economic conditions.

As of March 31, 2009, our largest outstanding commercial business loan and largest outstanding commercial real estate loan amounted to $1.9 million ($2.5 million is committed as of such date) and $13.0 million, respectively. At such date, our commercial business loans amounted to $81.9 million, or 6.4% of our total loan portfolio, and our commercial real estate loans amounted to $405.5 million, or 31.8% of our total loan portfolio. Commercial business and commercial real estate loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial business and commercial real estate loans involve risks because the borrowers’ ability to repay the loans typically depends primarily on the successful operation of the businesses or the properties securing the loans. Most of the Bank’s commercial business loans are made to small business or middle market customers who may have a heightened vulnerability to economic conditions. Moreover, a portion of these loans have been made or acquired by us in recent years and the borrowers may not have experienced a complete business or economic cycle.

In addition to commercial real estate and commercial business loans, we hold a portfolio of construction loans. At March 31, 2009, our construction loans amounted to $124.3 million, or 9.7% of our total loan portfolio. Construction loans generally have a higher risk of loss than single-family residential mortgage loans due primarily to the critical nature of the initial estimates of a property’s value upon completion of construction compared to the estimated costs, including interest, of construction as well as other assumptions. If the estimates upon which construction loans are made prove to be inaccurate, we may be confronted with projects that, upon completion, have values which are below the loan amounts. The nature of the allowance for loan losses requires that we must use assumptions regarding, among other factors, individual loans and the economy. While we are not aware of any specific, material impediments impacting any of our builder/developer borrowers at this time, there continues to be nationwide reports of significant problems which have adversely affected many property developers and builders as well as the institutions that have provided them loans. If any of the builder/developers to which we have extended construction loans experience the type of difficulties that are being reported, it could have adverse consequences upon our future results of operations.

The Bank may suffer losses in its loan portfolio despite its underwriting practices.

The Bank seeks to mitigate the risks inherent in the Bank’s loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although the Bank believes that its underwriting criteria are appropriate for the various kinds of loans it makes, the Bank may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves in the Bank’s allowance for loan losses.

We have experienced increases in the levels of our non-performing assets and loan charge-offs in recent periods. Our total non-performing assets amounted to $13.7 million at March 31, 2009, $14.1 million at December 31, 2008 and $3.5 million at December 31, 2007. We had $1.5 million of net loan charge-offs for the quarter ended March 31, 2009 compared to $5.4 million and $2.4 million in net loan charge-offs for the years ended December 31, 2008 and 2007, respectively. Our provision for loan losses was $2.1 million for the quarter ended March 31, 2009, $7.4 million for the year ended December 31, 2008 and $717,000 for the year ended December 31, 2007. At March 31, 2009, the ratios of our allowance for loan losses to non-accrual loans and to total loans outstanding was 155.8% and 1.3%, respectively. Additional increases in our non-performing assets or loan charge-offs may require us to increase our allowance for loan losses, which would have an adverse effect upon our future results of operations.

We and our subsidiaries are subject to extensive regulation which could adversely affect us.

Our and our subsidiaries’ operations are subject to extensive regulation and supervision by federal and state governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Banking regulations governing our operations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. These laws, rules and regulations, or any other laws, rules or regulations, that may be adopted in the future, could make compliance more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Bank and otherwise adversely affect our business, financial condition or prospects.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or the EESA, was signed into law. Pursuant to the EESA, the Treasury was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has proposed several programs, including the purchase by the Treasury of certain troubled assets from financial institutions and the direct purchase by the Treasury of equity of financial institutions. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets. The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. In addition, current initiatives of President Obama’s Administration and the possible enactment of recently proposed bankruptcy legislation may adversely affect our financial condition and results of operations.

The financial services industry is likely to face increased regulation and supervision as a result of the existing financial crisis, and there may be additional requirements and conditions imposed on us as a result of our participation in the Troubled Asset Relief Program, or TARP, Capital Purchase Program. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The affects of such recently enacted, and proposed, legislation and regulatory programs on us cannot reliably be determined at this time.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us and our subsidiaries, which could hurt our business.

Our business operations are conducted in Virginia, West Virginia, North Carolina, South Carolina, Tennessee and the surrounding region. Increased competition within this region may result in reduced loan originations and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that we offer. These competitors include other savings associations, national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, the Bank’s competitors include other state and national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than us, may be able to offer the same loan products and services that we offer at more competitive rates and prices. If we are unable to attract and retain banking clients, we may be unable to continue the Bank’s loan and deposit growth and our business, financial condition and prospects may be negatively affected.

The FDIC is imposing an emergency assessment on financial institutions, which will decrease our earnings in 2009.

On May 22, 2009, the FDIC announced a five basis point special assessment on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution will not exceed ten basis points times the institution’s domestic deposit assessment base for the second quarter 2009 risk-based assessment. The FDIC will collect the special assessment on September 30, 2009. Based on our assets and Tier 1 capital at March 31, 2009, we estimate the impact of the special assessment to be approximately $992,000. An additional special assessment of up to five basis points later in 2009 is probable, but the amount is uncertain.

We may fail to complete the proposed merger with TriStone or to realize the anticipated benefits of the proposed merger.

The proposed merger with TriStone is subject to a variety of conditions, including the approval of the shareholders of TriStone as well as the receipt of required regulatory approvals. There can be no assurance that such approvals will be obtained, or that the regulatory approvals will not contain a material adverse condition precluding closing the merger.

In addition, if our merger with TriStone is completed, we will face certain risks in integrating TriStone’s business with ours. Among other things, we may be assuming greater risks in the loans to be acquired from TriStone as their loan underwriting standards are not the same as ours. The success of the proposed merger with TriStone will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of TriStone and First Community Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of First Community Bank nor result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Additionally, we will make fair value estimates of certain assets and liabilities in recording the merger. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of the merger.

Our goodwill may be determined to be impaired.

As of March 31, 2009, the carrying amount of our goodwill was $89.3 million. The Company tests goodwill for impairment on an annual basis, or more frequently if necessary. According to SFAS No. 142, “Goodwill and Other Intangible Assets,” quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measuring impairment, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. If we were to determine that the carrying amount of our goodwill exceeded its implied fair value, we would be required to write down the value of the goodwill on our balance sheet. This, in turn, would result in a charge against earnings and, thus, a reduction in our stockholders’ equity and certain related capital measures.

We may lose members of our management team due to compensation restrictions.

Our ability to retain key officers and employees may be negatively impacted by recent legislation and regulation affecting the financial services industry. On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or the ARRA, was signed into law. While the Treasury must promulgate regulations to implement the restrictions and standards set forth in the new law, the ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the TARP, and will generally continue to apply for as long as any obligation arising from financial assistance provided under the TARP, including preferred stock issued under the TARP Capital Purchase Program, remains outstanding. As a result of our participation in the TARP Capital Purchase Program, the restrictions and standards set forth in the ARRA are applicable to us. Such restrictions and standards may impact management’s ability to retain key officers and employees as well as our ability to compete with financial institutions that are not subject to the same limitations as we are under the ARRA.

USE OF PROCEEDS

The net proceeds, after underwriting discounts and estimated expenses, to us from the sale of the common stock offered hereby will be approximately $53.81 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $61.92 million. We intend to use the net proceeds of this offering (i) for general corporate purposes, (ii) to repurchase, before the end of the year, subject to receipt of approval from our banking regulators, the Series A Preferred Stock that we issued to the Treasury in November 2008, and (iii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of other financial institutions. Subject to receipt of approval from our banking regulators, we expect to use approximately $41.5 million of the net proceeds from this offering to repurchase the Series A Preferred Stock.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2009 on an actual basis and on an as adjusted basis to give effect to the receipt of the net proceeds from the offering. The as adjusted capitalization assumes no exercise of the underwriters’ over-allotment option, that 4,600,000 shares of common stock are sold by us at an offering price of $12.50 per share, and that the net proceeds from the offering, after deducting the underwriting discounts and estimated offering expenses payable by us, are approximately $53.81 million. The table does not reflect the proposed acquisition of TriStone, pursuant to which we anticipate issuing approximately 789,300 shares of our common stock to the shareholders of TriStone, or up to 117,055 shares of our common stock issuable in connection with prior acquisitions. In addition, the table does not give effect to our planned repurchase of the Series A Preferred Stock before the end of the year, subject to receipt of approval from our banking regulators.

	As of March 31,
	2009
	Actual	As adjusted
	(Unaudited)
	(In thousands)

Cash and cash equivalents	$100,960	$154,770

Debt:
Securities sold under agreement to repurchase	$153,824	$153,824
FHLB borrowings and other long-term debt	215,870	215,870

Total debt	369,694	369,694

Stockholders’ equity:
Preferred stock, par value undesignated, $1,000 liquidation value
Authorized shares — 1,000,000
Issued shares — 41,500	40,471	40,471
Common stock, $1.00 par value
Authorized shares — 25,000,000
Issued shares — 12,051,234, including 454,985 in treasury; 16,651,234, as adjusted, including 454,985 in treasury	12,051	16,651
Additional paid-in capital	127,992	177,202
Retained earnings	118,021	118,021
Treasury stock, at cost	(14,453)	(14,453)
Accumulated other comprehensive loss	(66,372)	(66,372)

Total stockholders’ equity	217,710	271,520

Total capitalization	$587,404	$641,214

DIVIDEND POLICY

We currently pay cash dividends on our common stock on a quarterly basis. However, declaration of dividends by our board of directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. Recently, we announced a reduction of the quarterly dividend paid on our common stock to $0.10 per share, which we expect will be temporary. The reduction in the dividend rate was made primarily to enhance the Company’s capital position. We paid total cash dividends of $1.12 per common share for the year ended December 31, 2008. We paid no cash dividends on our common stock for the three months ended March 31, 2009. We paid $1.16 million of cash dividends in April 2009 and $12.45 million for the year ended December 31, 2008. Our principal source of funds to pay cash dividends on our common stock is cash dividends from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal banking laws, regulations and authorities.

The availability of dividends from the Bank is limited by various statutes and regulations. Under the National Bank Act, without prior approval from the OCC, a national bank such as the Bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the bank for that year and the retained net income of the bank for the preceding two years. As a result of reduced net income during 2008 due to impairment charges on certain of our investment securities and increased provisions for loan losses, as well as the payment of a special dividend by the Bank to permit us to purchase certain trust preferred securities from the Bank in order to reduce the Bank’s holdings of the securities of certain issuers in order to comply with regulatory limits on investment concentrations, we currently need to receive permission of the OCC for the Bank to pay dividends to us. We believe that our cash and liquid securities are sufficient to pay our expenses and dividend obligations to our stockholders for 2009, including with respect to the increased number of shares of common stock that are expected to be outstanding after consummation of both the TriStone transaction and this offering, without the need for any dividend from the Bank. However, there can be no assurance that the Bank’s future earnings will be sufficient to permit it to pay dividends to us without the approval of the OCC, or that we will have the capacity to pay dividends on our common stock or Series A Preferred Stock without dividends from the Bank.

In addition, as a condition to our participation in the TARP Capital Purchase Program, our ability to declare or pay dividends on any of our shares is restricted. Specifically, we may not declare dividend payments on common, junior preferred, or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Further, we may not increase the dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008, which was $0.28 per share, without the Treasury’s approval until the third anniversary of the investment unless all of the Series A Preferred Stock has been redeemed or transferred.

PRICE RANGE OF COMMON STOCK

The following table presents the range of high and low sale prices of our common stock as reported on The NASDAQ Global Select Market and the cash dividends declared per share of our common stock for the periods shown below:

			Cash Dividends
	Sale Price Per Share		Declared Per Common
	High	Low	Share

Year Ended December 31, 2007
First Quarter	$42.30	$35.19	$0.27
Second Quarter	39.21	28.89	0.27
Third Quarter	37.45	25.40	0.27
Fourth Quarter	38.85	30.07	0.27
Year Ended December 31, 2008
First Quarter	34.89	28.00	0.28
Second Quarter	34.89	27.79	0.28
Third Quarter	39.00	25.54	0.28
Fourth Quarter	38.00	23.49	0.28
Year Ending December 31, 2009
First Quarter(1)	35.13	7.90	0.00
Second Quarter (through June 4, 2009)	17.55	10.27	0.10

(1)	We paid a cash dividend aggregating $1.16 million, or $0.10 per share, in April 2009.

As of May 29, 2009, there were approximately 2,468 holders of record of our common stock and approximately 11,596,949 shares of our common stock outstanding. On June 4, 2009, the closing sale price for our common stock was $14.39 per share, as reported on The NASDAQ Global Select Market.

DESCRIPTION OF COMMON STOCK

General

The following is a brief description of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, and our bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us, as well as applicable provisions of Nevada law.

We have 25,000,000 shares of authorized common stock, $1.00 par value per share, of which 11,596,949 shares were outstanding as of May 29, 2009.

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of stockholders. Holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available therefor and, upon liquidation, to receive pro rata our assets, if any, available for distribution after the payment of creditors and the preferences of Series A Preferred Stock, and any other class or series of preferred stock outstanding at the time of liquidation. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock have the right to cumulate votes in the election of directors. The rights and privileges of holders of our common stock are subject to any preferences that our board of directors may set for any series of our preferred stock that we may issue in the future. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Our Series A Preferred Stock has, and any other series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors. As described in “Dividend Policy” above, our ability to declare and pay dividends on our shares of common stock is restricted as a result of our participation in the TARP Capital Purchase Program.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is listed on The NASDAQ Global Select Market. Holders of our common stock are not, and will not be, subject to any liability as stockholders.

Transactions with Interested Persons

Under the Nevada Revised Statutes, a transaction with First Community (i) in which a First Community director or officer has a direct or indirect interest, or (ii) involving another corporation, firm or association in which one or more of First Community’s directors or officers are directors or officers of the corporation, firm or association or have a financial interest in the corporation firm or association, is not void or voidable solely because of the director’s or officer’s interest or common role in the transaction if any one of the following circumstances exists:

•	The fact of the common directorship, office or financial interest is known to the board of directors or a committee of the board of directors and a majority of disinterested directors on the board of directors (or on the committee) authorized, approved or ratified the transaction;

•	The fact of the common directorship, office or financial interest is known to the stockholders and disinterested stockholders holding a majority of the shares held by disinterested stockholders authorized, approved or ratified the transaction;

•	The fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought to the board of directors for action; or

•	The transaction was fair to First Community at the time it is authorized or approved.

Control Share Acquisition Provisions

Nevada law contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a Nevada corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless the disinterested holders of a majority of the shares of First Community held by disinterested stockholders votes to accord voting power to such shares. The statute provides that, if authorized by the articles of incorporation or bylaws in effect on the 10th day following the acquisition of the controlling interest by an acquiring person, First Community may call for redemption of not less than all of the control shares at the average price paid for the control shares if the acquirer has not complied with certain procedural requirements or if the control shares are not accorded full voting rights by the stockholders.

Combinations with Interested Stockholders

Under the Nevada Revised Statutes, except under certain circumstances, a corporation is not permitted to engage in a business combination with any “interested stockholder” for a period of three years following the date such stockholder became an interested stockholder. An “interested stockholder” is a person or entity who owns 10% or more of the outstanding shares of voting stock. Nevada permits a corporation to opt out of the application of these business combination provisions by so providing in its articles of incorporation. First Community opted out of the application of these business combination provisions in its articles of incorporation, as amended. Instead, our articles of incorporation, as amended, require the approval of holders of more than 85% of our outstanding shares entitled to vote thereon for any of the following transactions between us and any individual, firm, corporation or other entity (or any affiliate of any of the foregoing) that directly or indirectly beneficially owns 15% or more of our outstanding shares of stock entitled to vote for the election of directors:

•	Any merger or consolidation of First Community or any subsidiary of First Community with or into the firm, corporation or other entity;

•	Any sale, lease, exchange, transfer or other disposition (whether in a single transaction or a series of related transactions) to or with the individual, firm, corporation or other entity of any assets of First Community or any subsidiary of First Community when such assets have an aggregate fair market value of $5,000,000 or more;

•	The issuance or transfer to or with the individual, firm, corporation or other entity by First Community or any subsidiary of First Community of any equity securities of First Community or any subsidiary of First Community where any such equity securities have an aggregate fair market value of $5,000,000 or more;

•	The adoption of any plan or proposal for the liquidation or dissolution of First Community; or

•	Any agreement, contract or other arrangement providing for any of the foregoing.

Restrictions on Ownership

The Bank Holding Company Act of 1956 requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

CERTAIN ERISA CONSIDERATIONS

The securities offered by this prospectus may, subject to certain legal restrictions, be held by (1) pension, profit sharing, and other employee benefit plans which are subject to Title I of the Employee Retirement Security Act of 1974, as amended (which we refer to as ERISA), (2) plans, accounts, and other arrangements that are subject to Section 4975 of the Code, or provisions under federal, state, local, non-U.S., or other laws or regulations that are similar to any of the provisions of Title I of ERISA or Section 4975 of the Code (which we refer to as Similar Laws), and (3) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts, or arrangement. Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such pension, profit sharing, or other employee benefit plans that are subject to Section 406 of ERISA and Section 4975 of the Code. A violation of these prohibited transaction rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code. A violation of these prohibited transaction rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. A fiduciary of any such plan, account, or arrangement must determine that the purchase and holding of an interest in the offered securities is consistent with its fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable Similar Laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares

Sandler O’Neill & Partners, L.P.	2,668,000
Raymond James & Associates, Inc.	1,748,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	92,000
Janney Montgomery Scott LLC	92,000

Total	4,600,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

At our request, the underwriters have reserved up to 345,000 shares of our common stock in the offering for sale to our directors, employees, members of their families and other individuals identified by us at the public offering price set forth on the cover page of this prospectus supplement. These individuals must commit to purchase the reserved shares from an underwriter at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the restrictions on re-sale included in the lock-up agreements described below. We are not making loans to these officers, directors, family members or others to purchase such shares.

Over-Allotment Option.  We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 690,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus supplement.

Commissions and Expenses.  The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $0.45 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price	$12.50	$57,500,000	$66,125,000
Underwriting discount and commissions payable by us	$0.75	$3,450,000	$3,967,500
Proceeds to us (before expenses)	$11.75	$54,050,000	$62,157,500

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses, up to a maximum aggregate amount of $100,000. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $240,000, and are payable by us.

Indemnity.  We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement.  Except for shares held by our trust department in a fiduciary capacity, we and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 18 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18 day period beginning on the date on which the earnings release is issued or the material news or material event related to us.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters.  Sandler O’Neill & Partners, L.P. and Raymond James & Associates, Inc. and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Sandler O’Neill & Partners, L.P. acted as our financial advisor in connection with our proposed acquisition of TriStone. Sandler O’Neill & Partners, L.P. has received a fee for such services and will receive an additional fee upon the closing of the acquisition.

A Raymond James & Associates, Inc. affiliate provides us with certain securities brokerage services on a networking basis for the customers of the Bank’s subsidiary, Investment Planning Consultants, Inc.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to an accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Patton Boggs LLP and Robert L. Schumacher, Senior Vice President and General Counsel to the Company. Certain legal matters will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P.

EXPERTS

The consolidated financial statements of First Community appearing in First Community’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of First Community’s internal control over financial reporting as of December 31, 2008 have been audited by Dixon Hughes PLLC, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http:/www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.fcbinc.com. Our website is not a part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus supplement and accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement and accompanying prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules, including, but not limited to, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K including related exhibits:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009.

•	Our Current Reports on Form 8-K filed on January 5, 2009, January 16, 2009, March 5, 2009, April 2, 2009, April 3, 2009 and June 1, 2009.

•	Portions of our proxy statement for the annual meeting of stockholders held on April 28, 2009 that have been incorporated by reference in our 2008 Annual Report on Form 10-K.

•	The description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC pursuant to Sections 12(b) and 12(g) of the Exchange Act, on May 20, 1991.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

First Community Bancshares, Inc.
One Community Place
Bluefield, Virginia 24605-0989
Attention: Robert L. Schumacher,
General Counsel
(276) 326-9000

You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We have not authorized anyone else to provide you with additional or different information.

PROSPECTUS

FIRST COMMUNITY BANCSHARES, INC.

$100,000,000

Common Stock, Preferred Stock,
Warrants and Units

We may offer from time to time common stock, preferred stock, warrants and units. We may also issue any of the common stock, preferred stock, warrants or units upon the conversion, exchange or exercise of any of the securities listed above. The aggregate initial offering price of the securities that we offer will not exceed $100,000,000.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FCBC.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

You should refer to the risk factors that may be included in a prospectus supplement and in our periodic reports and other information we file with the U.S. Securities and Exchange Commission and carefully consider that information before investing in our securities.

These securities will be our equity securities or unsecured obligations of us, will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, utilizing the “shelf” registration process. Under this shelf process, we may sell, either separately or together, any combination of the securities described in this prospectus in one or more offerings. We may also issue any of the common stock, preferred stock, warrants or units upon conversion, exchange or exercise of any of the securities mentioned above. The aggregate amount of securities that we may offer under the registration statement is $100,000,000.00, denominated in U.S. dollars or the equivalent in foreign currencies, currency units or composite currencies.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the offering and the specific terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site, our website, or at the SEC offices, which are mentioned in this prospectus under the heading “Where You Can Find More Information.”

The words “we,” “our,” “us,” “the Company,” and “First Community” refer to First Community Bancshares, Inc., unless we indicate otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplements contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations;

•	geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board; inflation, interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	technological changes;

•	the effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	the growth and profitability of non-interest or fee income being less than expected;

•	changes in consumer spending and savings habits; and

•	unanticipated regulatory or judicial proceedings.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference herein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forwarding-looking statements.

FIRST COMMUNITY BANCSHARES, INC.

We are a financial holding company incorporated under the laws of the State of Nevada and serve as the holding company for First Community Bank, a national banking association, or the Bank, that conducts commercial banking operations within the states of Virginia, West Virginia, North Carolina and Tennessee. In addition, the Bank maintains a loan production office in South Carolina. We also own Greenpoint Insurance Group, Inc., a full-service insurance agency, and Investment Planning Consultants, an investment advisory firm. First Community Bank conducts its banking operations through 58 locations and four wealth management offices and is regulated by The Office of the Comptroller of the Currency.

Our principal executive offices are located at One Community Place, Bluefield, Virginia 24605 and our telephone number is (276) 326-9000.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the proceeds from the sale of the securities described in this prospectus for general corporate purposes and to support our ongoing and future anticipated growth. Pending such use, we may temporarily invest the proceeds or use them to reduce short-term indebtedness. The applicable prospectus supplement will provide more details on the use of proceeds of any specific offering.

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, preferred stock, warrants and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF COMMON STOCK

General

This section of the prospectus describes the material terms and provisions of our common stock. When we offer to sell shares of our common stock, we will describe the specific terms of the offering and the shares in a supplement to this prospectus. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, as amended, our bylaws, as amended, and the applicable provisions of Nevada law.

Our authorized capital stock consists of 25,000,000 shares of our common stock, par value $1.00 per share. Our authorized capital stock may be increased and altered from time to time in the manner prescribed by Nevada law upon the vote of at least a majority of the shares entitled to vote on the matter. Our shares of common stock are traded on The NASDAQ Global Select Market under the symbol “FCBC.”

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of stockholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of the Company that are available for distribution after the payment of creditors. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of our common stock are subject to any preferences that our board of directors may set for any series of preferred stock that we may issue in the future.

Transactions with Interested Persons

Under the Nevada Revised Statutes, or NRS, a transaction with First Community (i) in which a First Community director or officer has a direct or indirect interest, or (ii) involving another corporation, firm or association in which one or more of First Community’s directors or officers are directors or officers of the corporation, firm or association or have a financial interest in the corporation firm or association, is not void or voidable solely because of the director’s or officer’s interest or common role in the transaction if any one of the following circumstances exists:

•	the fact of the common directorship, office or financial interest is known to the board of directors or a committee of the board of directors and a majority of disinterested directors on the board of directors (or on the committee) authorized, approved or ratified the transaction;

•	the fact of the common directorship, office or financial interest is known to the stockholders and disinterested stockholders holding a majority of the shares held by disinterested stockholders authorized, approved or ratified the transaction;

•	the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought to the board of directors for action; or

•	the transaction was fair to First Community at the time it is authorized or approved.

Control Share Acquisition Provisions

Nevada law contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a Nevada corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless the disinterested holders of a majority of the shares of First Community held by disinterested stockholders votes to accord voting power to such shares. The statute provides that, if authorized by the articles of incorporation or bylaws in effect on the 10th day following the acquisition of the controlling interest by an acquiring person, First Community may call for redemption of not less than all of the control shares at the average price paid for the control shares if the acquirer has not complied with certain procedural requirements or if the control shares are not accorded full voting rights by the stockholders.

Combinations with Interested Stockholders

Under the NRS, except under certain circumstances, a corporation is not permitted to engage in a business combination with any “interested stockholder” for a period of three years following the date such stockholder became an interested stockholder. An “interested stockholder” is a person or entity who owns 10% or more of the outstanding shares of voting stock. Nevada permits a corporation to opt out of the application of these business combination provisions by so providing in the articles of incorporation. First Community opted out of the application of these business combination provisions in its articles of incorporation, as amended. Instead, First Community’s articles of incorporation, as amended, require the approval of holders of more than 85% of First Community’s outstanding shares entitled to vote thereon for any of the following transactions between First Community and any individual, firm, corporation or other entity (or any affiliate of any of the foregoing) that directly or indirectly beneficially owns 15% or more of First Community’s outstanding shares of stock entitled to vote for the election of directors:

•	any merger or consolidation of First Community or any subsidiary of First Community with or into the firm, corporation or other entity;

•	any sale, lease, exchange, transfer or other disposition (whether in a single transaction or a series of related transactions) to or with the individual, firm, corporation or other entity of any assets of First Community or any subsidiary of First Community when such assets have an aggregate fair market value of $5,000,000 or more;

•	the issuance or transfer to or with the individual, firm, corporation or other entity by First Community or any subsidiary of First Community of any equity securities of First Community or any subsidiary of First Community where any such equity securities have an aggregate fair market value of $5,000,000 or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of First Community; or

•	any agreement, contract or other arrangement providing for any of the foregoing.

Restrictions on Ownership

The Bank Holding Company Act of 1956, as amended, or BHC Act, generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of First Community. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve Board, before acquiring 5% or more of the voting stock of First Community. In addition, the Change in Bank Control Act of 1978, as amended, or CBC Act, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as First Community, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Transfer Agent

The transfer agent and registrar for First Community common stock is BNY Mellon Shareowner Services.

DESCRIPTION OF PREFERRED STOCK

General

This section of the prospectus describes the material terms and provisions of our preferred stock. When we offer to sell shares of our preferred stock, we will describe the specific terms of the offering and the shares in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to the particular series of preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, as amended, our bylaws, as amended, and the applicable provisions of Nevada law.

Our authorized capital stock consists of 1,000,000 shares of our preferred stock, with par value to be determined by our board of directors. Under our articles of incorporation, as amended, we may issue shares of preferred stock in one or more series, as may be determined by our board of directors or a duly authorized committee. Our board of directors or a committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the stockholders. Any preferred stock we may issue will rank senior to our common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of our company, or both. In addition, any shares of our preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of our preferred stock, or merely the existing authorization of our board of directors to issue shares of our preferred stock, may tend to discourage or impede a merger or other change in control of our company. No shares of preferred stock are currently outstanding. Each series of preferred stock will be issued under a certificate of designation, which will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. It is also subject to our articles of incorporation, as amended, which is incorporated by reference as an exhibit to this registration statement.

Our board of directors is authorized to determine or fix from time to time by resolution the following terms for each series of preferred stock, which will be described in a prospectus supplement:

•	the designation of such series and the number of shares to constitute such series;

•	the par value of the shares of such series, if any;

•	the voting rights, if any;

•	the dividend rate;

•	whether dividends are cumulative and, if so, the date from which dividends cumulate;

•	the payment date for dividends;

•	redemption rights, the applicable redemption prices and such other conditions of redemption;

•	amounts payable to holders on our liquidation, dissolution or winding up;

•	the amount of the sinking fund, if any;

•	whether the shares will be convertible or exchangeable into equity, and, if so, the prices and terms of conversion and such other terms and conditions of such conversion or exchange;

•	whether future shares of the series or any future series or other class of stock is subject to any restrictions, and, if so, the nature of the restrictions;

•	the conditions or restrictions, if any, upon the issuance of any additional stock; and

•	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of the Company.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our officers, directors and employees and our subsidiaries pursuant to benefit plans or otherwise.

Rank

Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

The holders of each series of preferred stock will be entitled to receive cash dividends if declared by our board of directors out of funds we can legally use for payment The prospectus supplement will indicate the dividend rates and the dates on which we will pay dividends as to each series of preferred stock The rates may be fixed or variable or both. If the dividend rate is variable, the formula used to determine the dividend rate will be described in the prospectus supplement. We will pay dividends to the holders of record of each series of preferred stock as they appear on the record dates fixed by our board of directors.

Our board of directors will not declare and pay a dividend on any series of preferred stock unless full dividends for all series of preferred stock ranking equal as to dividends have been declared or paid and sufficient funds are set aside for payment If dividends are not paid in full to each series of preferred stock, we will declare any dividends pro rata among the preferred stock of each series and any series of preferred stock ranking equal to any other series as to dividends. A “pro rata” declaration means that the dividends we declare per share on each series of preferred stock will bear the same relationship to each other that the full accrued dividends per share on each series of the preferred stock bear to each other.

Unless all dividends on the preferred stock of each series have been paid in full, we will not declare or pay any dividends or set aside sums for payment of dividends or distributions on any common stock or on any class of security ranking junior to a series of preferred stock, except for dividends or distributions paid for with securities ranking junior to the preferred stock. We also will not redeem, purchase, or otherwise acquire any securities ranking junior to a series of preferred stock as to dividends or liquidation preferences, except by conversion into or exchange for stock ranking junior to the series of preferred stock.

Conversion or Exchange

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible or exchangeable into shares of our common stock or another series of our preferred stock. The terms of any such conversion or exchange and any such preferred stock will be described in the prospectus supplement relating to such series of preferred stock.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option of or the holder thereof and may be mandatory redeemed.

Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate, except for the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of First Community, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designation establishing such series; or

•	as required by applicable law.

Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a “class of voting securities.” In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the BHC Act. A holder of 5% or more of such series that otherwise exercises a “controlling influence” over us could also be subject to regulation under the BHC Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the CBC Act to acquire or retain 10% or more of that series.

DESCRIPTION OF WARRANTS

In this section, we describe the general terms and provisions of the warrants for the purchase of preferred stock or common stock that we may issue. Warrants issued pursuant to this prospectus may be issued independently or together with any preferred stock or common stock. Warrants sold with other securities may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent who will be specified in the warrant agreement and in the prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

This summary of some of the terms and other provisions of the warrants that may be issued is not complete and is qualified in its entirety by reference to the applicable warrant agreement and related warrant certificate and the prospectus supplement, which both will be filed with the SEC. You should refer to this prospectus, the prospectus supplement, the warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific warrants that we may offer for the complete terms of the warrant agreement and the warrants. For more information on how you can obtain copies of the applicable warrant agreement, if we offer warrants, see “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

The applicable prospectus supplement related to an issuance of warrants will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price or prices of the warrants may be payable;

•	the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the terms of the securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at anyone time;

•	information with respect to book-entry procedures, if any; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only.

Each warrant will entitle its holder to purchase the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement and warrant agreement.

After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF UNITS

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the common stock, preferred stock and warrants comprising the units, including whether and under what circumstances the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units or the securities comprising those units; and

•	whether the units will be issued fully registered or in global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement if we offer units, see “Where You Can Find More Information.” We urge you to read the applicable unit agreement and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to or through one or more agents, underwriters, dealers or directly to purchasers on a continuous or delayed basis.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the times of sale, at prices related to such prevailing market prices or at negotiated prices.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement. For each series of securities, the applicable prospectus supplement will set forth the terms of the offering including:

•	the public offering price;

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	the proceeds from the sale of the securities to us;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we use dealers in the sale of securities, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed underwriters within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales will be described in the applicable prospectus supplement. If we use agents in the sale of securities, unless otherwise indicated in the prospectus supplement, they will use their reasonable best efforts to solicit purchases for the period of their appointment. Unless otherwise indicated in a prospectus supplement, if we sell directly, no underwriters, dealers or agents would be involved. We will not make an offer of securities in any jurisdiction that does not permit such an offer.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover overallotments, if any, in connection with the distribution. Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with SEC orders, rules and regulations and applicable law. To the extent permitted by applicable law and SEC orders, rules and regulations, an overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. To the extent permitted by applicable law and SEC orders, rules and regulations, short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the NASDAQ Stock Market may engage in passive market making transactions in the common stock on the NASDAQ Stock Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Only underwriters named in the prospectus supplement are underwriters of the securities offered in the prospectus supplement. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on The NASDAQ Global Select Market. Unless otherwise specified in the applicable prospectus supplement, the securities will not be listed on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers or underwriters may be customers of, engage in transactions with, or perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

Patton Boggs LLP, Washington, D.C., will pass upon certain legal matters with respect to the securities offered by us from time to time pursuant to this prospectus, unless we indicate otherwise in a prospectus supplement. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from First Community Bancshares Inc.’s Annual Report on Form 10-K for the two years in the period ended December 31, 2007 have been audited by Dixon Hughes PLLC, independent registered public accounting firm, and for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their respective reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act.

This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our filings with the SEC are also available to the public on our website at www.fcbinc.com, as well as through document retrieval services. You may read and copy any periodic reports, proxy statements or other information we file at the SEC’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus, provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 13, 2008.

(b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 11, 2008.

(c) Our Current Reports on Form 8-K filed on February 25, 2008; February 20, 2008; February 26, 2008; May 27, 2008; May 30, 2008; June 4, 2008; July 31, 2008; August 5, 2008; and August 26, 2008.

(d) Portions of our proxy statement for the annual meeting of stockholders held on April 29, 2008, that have been incorporated by reference in our 2007 Annual Report on Form 10-K.

(e) The description of our common stock contained in our Form 8-A as filed with the SEC pursuant to Sections 12(b) and 12(g) of the Exchange Act, on May 20, 1991.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:
First Community Bancshares, Inc.
One Community Place
Bluefield, Virginia 24605-0989
Attention: Robert L. Schumacher,
General Counsel
(276) 326-9000

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

4,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

June 4, 2009